      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1998


                                                      REGISTRATION NO. 333-50609
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

LEXMARK INTERNATIONAL GROUP, INC.     LEXMARK INTERNATIONAL, INC.
    (Exact Names of Registrants as Specified in Their Charters)
            Delaware                           Delaware
  (States or Other Jurisdictions of Incorporation or Organization)
           22-3074422                         06-1308215
               (I.R.S. Employer Identification Nos.)

                           --------------------------

                            ONE LEXMARK CENTRE DRIVE
                           LEXINGTON, KENTUCKY 40550
                                 (606) 232-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)
                           --------------------------

                             VINCENT J. COLE, ESQ.
                       LEXMARK INTERNATIONAL GROUP, INC.
                            ONE LEXMARK CENTRE DRIVE
                           LEXINGTON, KENTUCKY 40550
                                 (606) 232-2700
  (Name, address, including zip code and telephone number, including area code of agent for service)
                           --------------------------

                                   COPIES TO:

                              DAVID B. HARMS, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plans, check the following box: / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS         Subject to Completion Dated April 30, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     [LOGO]
LEXMARK INTERNATIONAL, INC.
$150,000,000
     % SENIOR NOTES DUE 2008

FULLY AND UNCONDITIONALLY GUARANTEED BY
LEXMARK INTERNATIONAL GROUP, INC.
INTEREST PAYABLE      AND
ISSUE PRICE:       %

Interest on the      % Senior Notes due 2008 (the "Notes") of Lexmark
International, Inc., a Delaware corporation (the "Issuer"), offered hereby is
payable semi-annually on      and      of each year, beginning      , 1998. The
Notes are fully and unconditionally guaranteed (the "Guarantee") as to payments of all amounts in respect thereof by Lexmark International Group, Inc., a Delaware corporation (the "Company" or the "Guarantor"). The Notes are redeemable, in whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day
months) at the Adjusted Treasury Rate (as defined herein) plus      basis
points, plus, in each case (i) and (ii), accrued interest thereon to the date of redemption. The Notes will not be entitled to the benefits of any sinking fund. See "Description of Notes and Guarantee."

The Notes will be represented by one or more global securities (collectively, the "Global Note") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes and Guarantee."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            UNDERWRITING
                                           PRICE TO         DISCOUNTS AND    PROCEEDS TO
                                           PUBLIC(1)        COMMISSIONS(2)   ISSUER(1)(3)
Per Note                                   %                %                %
Total                                      $                $                $

(1) Plus accrued interest, if any, from      , 1998.

(2) The Issuer and the Guarantor have agreed, severally and jointly, to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(3) Before deducting expenses payable by the Issuer, estimated at $344,250.

The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part and to approval of certain legal matters. It is expected that
delivery of the Notes will be made on or about      , 1998 through the
facilities of DTC, against payment therefor in immediately available funds.

J.P. MORGAN & CO.

       SALOMON SMITH BARNEY

               NATIONSBANC MONTGOMERY SECURITIES LLC

     , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or incorporated by reference herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Issuer or any Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the Issuer since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.
                               TABLE OF CONTENTS

                                           PAGE
                                            ---
Available Information..................          3
Incorporation of Certain Documents by
  Reference............................          3
The Company............................          4
Recent Developments....................          6
Capitalization.........................          7
Use of Proceeds........................          8

                                           PAGE
                                            ---

Selected Consolidated Financial Data...          9
Summarized Financial Data For the
  Issuer...............................         11
Description of Notes and Guarantee.....         12
Underwriting...........................         22
Forward Looking Statements.............         23
Validity of Notes and Guarantee........         23
Experts................................         23

                             AVAILABLE INFORMATION

Lexmark International Group, Inc. (the "Company") is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended ( the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may also be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The Commission also maintains a Web Site at http://www.sec.gov. which contains reports and other information regarding registrants that file electronically with the Commission. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), is listed.

The Company and the Issuer have filed with the Commission a joint registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, the Issuer and the Notes, reference is hereby made to the Registration Statement.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by the Company's Annual Report on Form 10-K/A dated March 23, 1998, including portions incorporated therein of the Company's definitive Proxy Statement dated March 26, 1998.

2. The Company's Current Reports on Form 8-K, dated April 20, 1998 and April 21, 1998.

3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings of the Shares.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Lexmark Centre Drive, Lexington, Kentucky 40550, Attention: Investor Relations, telephone (606) 232-5108.
                            ------------------------

Any statement contained in a document or a portion thereof which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

THE COMPANY HAS AS ITS ONLY SIGNIFICANT ASSET ALL THE OUTSTANDING COMMON STOCK OF THE ISSUER. HEREINAFTER, "THE COMPANY" AND "LEXMARK" WILL REFER TO THE COMPANY, THE ISSUER AND ITS SUBSIDIARIES, TAKEN TOGETHER, UNLESS THE CONTEXT REQUIRES OTHERWISE.

                                  THE COMPANY

Lexmark is a global developer, manufacturer and supplier of laser and inkjet printers and associated consumable supplies for the office and home markets. Lexmark also sells dot matrix printers for printing single and multi-part forms by business users. In 1997, revenues from the sale of printers and associated printer supplies increased 10% from 1996 and accounted for 81% of total Company revenues of approximately $2.5 billion.

The Company's installed base of printers supports a large and profitable printer supplies business. Because consumable supplies must be replaced on average one to three times a year, depending on type of printer and usage, demand for laser and inkjet print cartridges is increasing at a higher rate than their associated printer shipments. This is a relatively high margin, recurring business that management expects to contribute to the stability of Lexmark's earnings over time.

In addition to its core printer business, Lexmark develops, manufactures and markets a broad line of other office imaging products which include supplies for International Business Machines Corporation ("IBM") branded printers, after-market supplies for original equipment manufacturer ("OEM") products, and typewriters and typewriter supplies that are sold under the IBM trademark. In 1997, revenues from the sale of other office imaging products decreased 7% from 1996, primarily as a result of lower typewriter sales and lower typewriter and impact printing supplies volume reflecting the continuing decline of these markets, and accounted for 19% of total Company revenues.

Revenues derived from international sales, including exports from the United States, represent over half of the Company's revenues. Lexmark's products are sold in over 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean. As of December 31, 1997, the Company had approximately 8,000 employees worldwide.

The Company's principal executive offices are located at One Lexmark Centre Drive, Lexington, Kentucky 40550. Telephone: (606) 232-2000.

PRINTERS AND ASSOCIATED SUPPLIES

Lexmark competes primarily in the markets for office desktop laser and color inkjet printers--two of the fastest growing printer categories. Sales of office desktop laser and color inkjet printers and their associated supplies together represented approximately 86% and 87% of Lexmark's total printer and associated supplies revenues in 1996 and 1997, respectively.

The Company's critical technology and manufacturing capabilities have allowed Lexmark to effectively manage quality and to reduce its typical new product introduction cycle times, for example, in the case of laser printers from 24 months to approximately 12 to 16 months. Management believes its cycle times are among the fastest in the industry and that these capabilities have contributed to the Company's success over the last several years.

LASER PRINTERS. Network laser printer growth is being driven by the office migration from large mainframe computers to local area networks that link various types of computers using a variety of protocols and operating systems. This shift has created strong demand for office desktop laser printers with network connectivity attributes. Laser printers that print at speeds of 11-30 pages per minute ("ppm") are referred to herein as "office desktop" or "network" printers, while lower-speed (1-10 ppm) laser printers and inkjet printers are referred to herein as "personal" printers. The Company's laser printers primarily compete in the office desktop segment, which the Company believes is one of the fastest growing segments of the laser printer market.

Lexmark develops and owns most of the technology for its desktop laser printers and consumable supplies, which differentiates the Company from a number of its major competitors, including Hewlett-Packard Company ("HP") which purchases its laser engines from third parties. Lexmark's integration of research and development, manufacturing and marketing has enabled the Company to design laser printers with features desired by specific customer groups and has resulted in substantial market presence for Lexmark within certain industry segments such as banking, retail/pharmacy, automobile distribution and healthcare.

INKJET PRINTERS. The color inkjet printer market, the fastest growing segment of the personal printer market, is expanding rapidly due to growth in personal computers at home and in business and the development of easy-to-use color inkjet technology with high quality color and black print capability at low prices. Based on data from industry analysts, management believes that the inkjet market grew from 4 million units in 1992 to 33 million units in 1997 and will continue to grow substantially as a result of the increase in the number of personal computers and as the inkjet market continues to shift from monochrome to color and as inkjet printers continue to replace low-speed laser printers. Lexmark introduced its first color inkjet printer using its own technology in 1994 and has experienced strong sales growth through retail outlets. The Company has increased its product distribution through retail outlets, with the number of such outlets worldwide rising from approximately 5,000 retail outlets in 1995 to more than 15,000 in 1996, and remaining relatively constant during 1997. The Company's ability to increase or maintain its presence in the retail marketplace with its branded products may be adversely affected as the Company becomes more successful in its sales and marketing efforts for OEM opportunities. The Company made substantial capital investments in its inkjet production capacity in 1995 and 1996 to address the growing demand for its color inkjet printers.

SUPPLIES. The Company is currently the exclusive source for new print cartridges for the laser and inkjet printers it manufactures. Management expects that an increasing percentage of future Company earnings will come from its consumable supplies business due to the consumer's continual usage and replacement of cartridges. In 1996, the Company substantially expanded its inkjet cartridge manufacturing capacity in both North America and Europe.

STRATEGY. Lexmark's laser printer strategy is to target fast growing segments of the network printer market and to increase market share by providing high quality, technologically advanced products at competitive prices. To promote Lexmark brand awareness and market penetration, Lexmark will continue to identify and focus on customer segments where Lexmark can differentiate itself by supplying laser printers with features that meet specific customer needs and represent the best total cost of printing solution. Management intends to continue to develop and market products with more functions and capabilities than comparably priced HP printers. The Company's inkjet printer strategy is to generate demand for the Lexmark color inkjet printer by offering high-quality products at competitive prices to retail, business and OEM customers. Management expects that the Company's associated printer supplies business will continue to grow as its installed base of laser and inkjet printers increases.

OTHER OFFICE IMAGING PRODUCTS

The Company's other office imaging products category includes many mature products such as supplies for IBM printers, typewriters and typewriter supplies and other impact supplies that require little investment but provide a significant source of cash flow. The Company introduced its after-market laser cartridges in May 1995 for the large installed base of a range of laser printers sold by other manufacturers. Management believes that the potential for an after-market laser cartridge business is significant. The Company's strategy for other office imaging products is to pursue the after-market OEM laser supplies opportunity while at the same time managing its mature businesses for cash flow.

------------------------
Lexmark-TM- is a registered trademark of Lexmark International, Inc. HP-Registered Trademark- is a registered trademark of Hewlett- Packard Company. Apple-Registered Trademark- is a registered trademark of Apple Computer, Inc. Canon-Registered Trademark- is a registered trademark of Canon Kabushiki Kaisha. IBM-Registered Trademark- is a registered trademark of IBM. Xerox-Registered Trademark- is a registered trademark of Xerox Corporation.

                              RECENT DEVELOPMENTS

FIRST QUARTER OPERATING RESULTS. On April 20, 1998, Lexmark reported record revenues for the first quarter of 1998 of $672 million, an increase of 15% over the first quarter of 1997, reflecting strong growth of printers and associated supplies. Earnings increased 61% to $50 million, with diluted earnings per share increasing 72% to $0.69 (in each case before extraordinary charges in the first quarter of 1997).

NEW REVOLVING CREDIT FACILITY. On January 27, 1998, Lexmark entered into a new $300 million unsecured revolving credit and competitive advance facility with a group of banks (the "New Credit Facility"). Upon entering into the New Credit Facility, the Issuer used borrowings under the New Credit Facility to repay the amounts outstanding under its existing term loan and revolving credit facility (the "Prior Credit Facility"), which was then terminated. The New Credit Facility matures on January 27, 2003.

SHARE REPURCHASES. As of December 31, 1997, the Company had repurchased 6,438,114 shares of its Class A Common Stock in open market and other transactions, at prices ranging from $21.25 to $33.75 per share for an aggregate cost of approximately $182 million, under previous board authorizations for repurchases totaling $200 million. In February 1998, the Company's board of directors authorized the repurchase of up to an additional $200 million of its Class A Common Stock. This repurchase authority, like the prior authorizations, allows the Company at management's discretion to selectively repurchase its Class A Common Stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During the first quarter of 1998, the Company repurchased 2,000,000 shares of Class A Common Stock from certain stockholders at a price per share equal to $43.38 per share, leaving approximately $131 million remaining under the existing board authorizations as of March 31, 1998. These 1998 repurchases were financed with borrowings under the New Credit Facility.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company
(a) at December 31, 1997, (b) as adjusted to give effect to (i) the repurchase of 2,000,000 shares of Class A Common Stock during the first quarter of 1998,
(ii) repayment of the Prior Credit Facility and (iii) borrowing under the New Credit Facility to finance the purchase in (i) and the repayment in (ii) ((i), (ii) and (iii), collectively, the "Reflected Events") and (c) as adjusted to give effect to the Reflected Events, the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom to repay borrowings under the New Credit Facility (with the remaining proceeds added to cash or cash equivalents), as described under "Use of Proceeds." The information in this table should be read in conjunction with the consolidated historical financial statements and related notes of the Company incorporated by reference herein. See "Use of Proceeds."

                                                                                    DECEMBER 31, 1997
                                                                                      (IN MILLIONS)
                                                                     -----------------------------------------------


                                                                                                   AS ADJUSTED FOR
                                                                                                    THE REFLECTED
                                                                                AS ADJUSTED FOR        EVENTS
                                                                                 THE REFLECTED    AND THE OFFERING
                                                                      ACTUAL        EVENTS          OF THE NOTES
                                                                     ---------  ---------------  -------------------
CASH AND CASH EQUIVALENTS..........................................  $    43.0     $    43.0          $    47.9
                                                                     ---------       -------            -------
                                                                     ---------       -------            -------
SHORT-TERM DEBT....................................................  $    18.0     $    18.0          $    18.0
                                                                     ---------       -------            -------
LONG-TERM DEBT
    % Senior Notes due 2008........................................         --            --              150.0
  Prior Credit Facility
      Term Loan....................................................       37.0        --                 --
      Revolving Credit Facility....................................       20.0        --                 --
  New Credit Facility..............................................     --             143.8(1)          --
                                                                     ---------       -------            -------
        Total long-term debt.......................................       57.0         143.8(1)           150.0
                                                                     ---------       -------            -------

STOCKHOLDERS' EQUITY(2):
  Preferred stock, $.01 par value, 1,600,000 shares authorized, no
    shares outstanding.............................................         --            --                 --
  Class A common stock, $.01 par value, 160,000,000 shares
    authorized, 67,539,935 outstanding.............................        0.7           0.7                0.7
  Class B common stock, $.01 par value, 10,000,000 shares
    authorized, 410,537 outstanding(3).............................         --            --                 --
  Additional paid-in capital.......................................      537.2         537.2              537.2
  Retained earnings................................................      168.8         168.8              168.8
  Accumulated translation adjustment...............................      (23.8)        (23.8)             (23.8)
  Treasury stock, at cost..........................................     (182.2)       (269.0)            (269.0)
                                                                     ---------       -------            -------
        Total stockholders' equity.................................      500.7         413.9              413.9
                                                                     ---------       -------            -------
        Total capitalization.......................................  $   575.7     $   575.7          $   581.9
                                                                     ---------       -------            -------
                                                                     ---------       -------            -------

------------------------
(1) Does not reflect working capital borrowings under the New Credit Facility since December 31, 1997.
(2) As of December 31, 1997, the Company had repurchased 6,438,114 shares of Class A Common Stock in open market and other transactions at prices ranging from $21.25 to $33.75 per share for an aggregate cost of approximately $182 million, under board authorizations permitting repurchases totaling up to $200 million. In February 1998, the Company's board of directors authorized the repurchase of up to an additional $200 million of its Class A Common Stock. This repurchase authority, like the prior authorizations, allows the Company at management's discretion to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market prices and other factors. During the first quarter of 1998, the Company repurchased 2,000,000 shares of Class A Common Stock from certain stockholders at a price per share equal to $43.38 per share, leaving approximately $131 million remaining under the existing authorizations as of March 31, 1998. These 1998 repurchases were financed with borrowings under the New Credit Facility.

(3) As of February 12, 1998, all of the outstanding shares of Class B Common Stock had been converted into Class A Common Stock.

                                USE OF PROCEEDS

The net proceeds from the offering of the Notes are estimated to be
approximately $         million (after deducting expenses and underwriting
discounts and commissions paid by the Issuer). The Issuer expects to use a portion of the net proceeds from the offering and sale of the Notes to repay all of its borrowings under the New Credit Facility, which matures on January 27, 2003. Any remaining net proceeds will be used for general corporate purposes. The indebtedness to be repaid bears interest at a weighted average rate of approximately 6.1% as of April 30, 1998. It is expected that up to approximately 20% of the net proceeds of the offering of the Notes will be applied to repayment of loans made to the Issuer by Morgan Guaranty Trust Company of New York and NationsBank of Texas, N.A., both of which are lenders under the New Credit Facility and are affiliates of J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC, respectively, both of which are Underwriters of the Notes. See "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected financial data of the Company on a consolidated basis. The statement of earnings data and the statement of financial position data at and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 have been derived from the Company's audited consolidated financial statements. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Company's consolidated financial statements and notes thereto incorporated herein by reference.

                                                                YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------
                                           1997           1996          1995(1)         1994           1993
                                       -------------  -------------  -------------  -------------  -------------

                                                           (IN MILLIONS, EXCEPT SHARE DATA)
STATEMENT OF EARNINGS DATA:
Revenues.............................  $     2,493.5  $     2,377.6  $     2,157.8  $     1,852.3  $     1,675.7
Cost of revenues.....................        1,623.5        1,630.2        1,487.9        1,298.8        1,107.4
                                       -------------  -------------  -------------  -------------  -------------
Gross profit.........................          870.0          747.4          669.9          553.5          568.3
Research and development.............          128.9          123.9          116.1          101.0          111.7
Selling, general and administrative..          466.5          388.0          359.1          292.9          322.0
                                       -------------  -------------  -------------  -------------  -------------
Operating income before option
  compensation related to IPO and
  amortization of intangibles........          274.6          235.5          194.7          159.6          134.6
Option compensation related to IPO...             --             --           60.6             --             --
Amortization of intangibles(2).......             --            5.1           25.6           44.7           64.0
                                       -------------  -------------  -------------  -------------  -------------
Operating income.....................          274.6          230.4          108.5          114.9           70.6
Interest expense.....................           10.8           20.9           35.1           50.6           63.9
Amortization of deferred financing
  costs and other expense............            9.1            7.9           10.1           13.6           13.1
                                       -------------  -------------  -------------  -------------  -------------
Earnings (loss) before income taxes
  and extraordinary item.............          254.7          201.6           63.3           50.7           (6.4)
Provision for income taxes...........           91.7           73.8           15.2            6.1            3.0
                                       -------------  -------------  -------------  -------------  -------------
Earnings (loss) before extraordinary
  item...............................          163.0          127.8           48.1           44.6           (9.4)
Extraordinary loss(3)................          (14.0)            --          (15.7)            --             --
                                       -------------  -------------  -------------  -------------  -------------
Net earnings (loss)..................  $       149.0  $       127.8  $        32.4  $        44.6  $        (9.4)
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Diluted earnings (loss) per common
  share before extraordinary
  item(4)............................  $        2.17  $        1.69  $        0.65  $       (0.48) $       (0.35)
Diluted net earnings (loss) per
  common share(4)....................  $        1.98  $        1.69  $        0.44  $       (0.48) $       (0.35)
Shares used in diluted earnings per
  share calculation..................     75,168,776     75,665,734     74,200,279     58,853,416     58,880,761

                                                                  AS OF DECEMBER 31,
                                       -------------------------------------------------------------------------
                                           1997           1996          1995(1)         1994           1993
                                       -------------  -------------  -------------  -------------  -------------

                                                      (IN MILLIONS, EXCEPT SHARE DATA AND RATIOS)
STATEMENT OF FINANCIAL POSITION DATA:
Cash and cash equivalents............  $        43.0  $       119.3  $       150.5  $        42.0  $       105.0
Trade receivables, net...............          318.9          304.7          213.6          191.1          221.4
Inventories..........................          353.8          271.0          296.3          279.0          307.5
Prepaid expenses and other current
  assets.............................           60.4           70.1           55.3           45.6           72.7
                                       -------------  -------------  -------------  -------------  -------------
      Total current assets...........          776.1          765.1          715.7          557.7          706.6
Property, plant and equipment, net...          409.6          434.1          361.2          337.1          357.2
Other assets.........................           22.5           22.3           66.0           66.1          151.2
                                       -------------  -------------  -------------  -------------  -------------
      Total assets...................  $     1,208.2  $     1,221.5  $     1,142.9  $       960.9  $     1,215.0
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Short-term debt (including current
  portion of long-term debt)-term....  $        18.0  $         2.1  $        20.0  $          --  $       139.0
Accounts payable.....................          302.0          197.2          209.6          138.3          121.3
Accrued liabilities..................          227.5          222.0          258.4          181.9          152.7
                                       -------------  -------------  -------------  -------------  -------------
      Total current liabilities......          547.5          421.3          488.0          320.2          413.0
Long-term debt.......................           57.0          163.2          175.0          290.0          511.7
Other liabilities....................          103.0           96.7           89.7           55.2           31.6
Redeemable senior preferred
  stock(5)...........................             --             --             --             --           85.0
Stockholders' equity.................          500.7          540.3          390.2          295.5          173.7
                                       -------------  -------------  -------------  -------------  -------------
      Total liabilities and
        stockholders' equity.........  $     1,208.2  $     1,221.5  $     1,142.9  $       960.9  $     1,215.0
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
OTHER DATA:
Working capital......................  $       228.6  $       343.8  $       227.7  $       237.5  $       293.6
Ratio of earnings to fixed
  charges(6).........................            8.1            5.5            2.1            1.6            0.9
Debt to total capital ratio..........             13%            23%            33%            50%            72%
Depreciation and amortization........  $        77.5  $        69.2  $        99.1  $       127.3  $       139.1
Capital expenditures.................  $        69.5  $       145.0  $       106.8  $        58.1  $        62.4

------------------------

(1) The Company recognized a non-cash compensation charge of $60.6 ($38.5 net of tax benefit) in the fourth quarter of 1995 and will recognize additional amounts totalling $2.2 ($1.4 net of tax benefit) in the years 1996 through 2000, resulting from the vesting of certain of the Company's outstanding employee stock options at the time of the Company's initial public offering in November 1995.

(2) Acquisition-related intangibles were fully amortized at March 31, 1996.

(3) Represents extraordinary after-tax loss caused by early extinguishments of debt related to the refinancing of the Company's term loan in April 1995 and prepayment of the Company's senior subordinated notes in March 1997.

(4) Earnings per share amounts have been calculated and presented under the provisions of SFAS No. 128. Diluted earnings (loss) per common share are net of dividends of $11.5 and $11.8 paid on the Company's redeemable senior preferred stock in 1993 and 1994, respectively. Earnings attributable to common stock in 1994 are also net of a $61.3 preferred stock redemption premium related to the exchange of redeemable senior preferred stock for Class A Common Stock on December 30, 1994. No senior preferred stock is currently outstanding.

(5) Redeemable senior preferred stock with a liquidation preference of $85.0 was exchanged for 9,750,000 shares of Class A Common Stock on December 30, 1994. As of December 31, 1997, the Company had repurchased 6,438,114 shares of Class A Common Stock in the open market for an aggregate cost of approximately $182.2 million.

(6) The ratios of earnings to fixed charges were computed by dividing (i) the sum of (a) net income, before deducting extraordinary items and the provision for income taxes and (b) fixed charges (excluding capitalized interest), by (ii) total fixed charges. Fixed charges (including capitalized interest) consist of interest on debt, including amortization of deferred financing costs and gross rental expense.

                    SUMMARIZED FINANCIAL DATA FOR THE ISSUER

Set forth below is summarized financial information for the Issuer, as of and for each of the three years in the period ended December 31, 1997 which has been derived from the Company's audited consolidated financial statements. Such information should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements and notes thereto incorporated herein by reference. This information is substantially the same as the financial information reported for the Company because: (i) the operations of the Company are conducted by the Issuer and the direct and indirect subsidiaries of the Issuer; (ii) the Company has no material assets other than all of the ownership interest in the Issuer; and (iii) substantially all of the assets and liabilities shown in the consolidated financial statements for the Company are assets and liabilities of the Issuer and its direct and indirect subsidiaries.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------
                                                                                          (IN MILLIONS)
STATEMENT OF EARNINGS DATA:
Revenues.......................................................................  $ 2,493.5  $ 2,377.6  $ 2,157.8
Gross profit...................................................................      870.0      747.4      669.9
Earnings before extraordinary item.............................................      163.0      127.8       48.1
Net earnings...................................................................      149.0      127.8       32.4
                                                                                 ---------  ---------  ---------
STATEMENT OF FINANCIAL POSITION DATA:
Total current assets...........................................................      776.1      765.1      715.7
Noncurrent assets..............................................................      432.1      456.4      427.2

Total current liabilities......................................................      551.4      423.9      490.5
Noncurrent liabilities.........................................................      160.0      259.9      264.7

                       DESCRIPTION OF NOTES AND GUARANTEE

The Notes are to be issued under an Indenture, to be dated as of       , 1998
(the "Indenture"), among the Issuer, the Company, as guarantor (the "Guarantor"), and The Bank of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference. All references in this section, "Description of Notes and Guarantee," to the "Guarantor" refer solely to Lexmark International Group, Inc. and not Lexmark International Group, Inc. and its consolidated subsidiaries, and all references to the "Issuer" refer solely to Lexmark International, Inc. and not to Lexmark International, Inc. and its consolidated subsidiaries.

GENERAL; GUARANTEE

The Notes will be unsecured and unsubordinated obligations of the Issuer and will rank PARI PASSU, without any preference or priority of payment, with all other unsecured and unsubordinated indebtedness of the Issuer. The Notes will be
limited to $150,000,000 aggregate principal amount and will mature on       at
100% of their principal amount, unless earlier redeemed pursuant to the terms thereof. See "Optional Redemption." The Notes will have the benefit of a guarantee (the "Guarantee") from the Guarantor. Pursuant to the Guarantee, the Guarantor will unconditionally guarantee the due and punctual payment of principal, interest and any other amount that the Issuer is obligated to pay in respect of the Notes, as and when the same shall become due and payable, whether at Stated Maturity, by declaration of acceleration, call for redemption or otherwise. The Guarantee will be an unsecured and unsubordinated obligation of the Guarantor and will rank PARI PASSU, without any preference or priority of payment, with all other present and future unsecured and unsubordinated indebtedness of the Guarantor. The Guarantee will remain in effect until all amounts payable in respect of the Notes have been paid in full. Except as described under "Restrictive Covenants," the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Guarantor, the Issuer or any of their subsidiaries or contain financial or similar restrictions on the Guarantor, the Issuer or any of their subsidiaries. The Guarantor's and the Issuer's rights and the rights of their creditors, including holders of the Notes, to participate in any distribution of assets of any subsidiary of the Guarantor (other than the Issuer) upon the subsidiary's liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Guarantor or the Issuer or any of their creditors may itself be a creditor of that subsidiary.

INTEREST AND PAYMENTS

The Notes will bear interest at the rate per annum shown on the front cover of
this Prospectus from       , 1998 or from the most recent Interest Payment Date
to which interest has been paid or provided for, payable semi-annually on
and       of each year, commencing       , 19      , to the Person in whose name
the Note (or any predecessor Note) is registered (a "Holder") at the close of
business on the preceding       or       , as the case may be (the "Record
Dates"). (SectionSection 301 and 308). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

As described below, the Notes will be issued in global (I.E., book-entry) form and all payments in respect of global Notes will be made through the facilities of The Depository Trust Company ("DTC"), as depositary for such Notes. (Section
305). Payment procedures, including those applicable to any Notes that in the future may be issued in certificated (i.e., non book-entry) form, are described under "Form, Denomination, Transfer and Book-Entry Procedures." Any payment required to be made on a date that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such date. As used herein, the term "Business Day" means any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law or executive order to be closed.

The Notes are not entitled to the benefits of any sinking fund.

FORM, DENOMINATION, TRANSFER AND BOOK-ENTRY PROCEDURES

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 and any integral multiple thereof. (Section
302). Notes will be issued at the closing for the offering of the Notes only against payment in immediately available funds.

GLOBAL NOTE

The Notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (the "Initial Depositary"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. (Section 305).

Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

EXCHANGE OF GLOBAL NOTE FOR CERTIFICATED NOTES

A beneficial interest in the Global Note may not be exchanged for a Note in certificated (i.e., non-book-entry) form unless (i) DTC (x) notifies the Issuer that it is unwilling or unable to continue as Depositary for the Global Note and the Issuer thereupon fails to appoint a successor Depositary or (y) has ceased to be a clearing agency registered under the Exchange Act or (ii) there shall have occurred and be continuing an Event of Default (as defined below) with respect to the Notes. In all cases, certificated Notes delivered in exchange for the Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

Unless otherwise specified, the following procedures for payment and registration of transfer will apply to any certificated Note that may be issued in the future. Payments of principal, interest and other amounts due on such a Note at maturity will be made to the registered Holder on the payment date upon surrender of such Note at the office of the Paying Agent, by check drawn on, or by transfer to an account maintained by the Holder at, a bank located in New York City (PROVIDED that the interest that is payable on any Interest Payment Date shall be paid to the Person in whose name a Note is registered at the close of business on the Regular Record Date for such interest). Payments of interest due at other times will be made by the Paying Agent by check of this type mailed to the Holder at its address as it appears in the Security Register. Notwithstanding the foregoing, a Holder of at least $1,000,000 in aggregate principal amount of Notes will be entitled to receive payment of any amount due on such Notes on any date by wire transfer of immediately available funds to an account maintained by a bank located in New York City, if appropriate wire transfer instructions have been given to the Issuer or its agent at least 10 Business Days prior to the due date (and any such instructions, once given, will remain in effect with regard to payments due on all future dates unless properly revoked).

Any certificated Note may be presented for registration of transfer and exchange at the office of the Paying Agent. No service charge will be made for any registration of transfer or exchange of any Note, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 306).

CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES

The description of the operations and procedures of DTC that follows is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change from time to time. The Issuer and the Guarantor take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuer that pursuant to procedures established by it,
(i) upon deposit of the Global Note, DTC will credit, on its internal system, the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

Investors in the Global Note may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations which are participants in such system. All interests in the Global Note may be subject to the procedures and requirements of DTC. Transfers and exchange of interests in the Global Note will also be subject to the restrictions described above under "--Exchange of Book-Entry Notes for Certificated Notes."

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Note to pledge such interests to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

As long as DTC or its nominee is the registered Holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by the Global Note for all purposes under the Indenture, the Notes and the Guarantee. Except as described above, owners of interests in the Global Note will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture, the Notes or the Guarantee for any purpose.

Payments in respect of the principal of (and premium, if any) and interest on the Global Note will be made to DTC or its nominee in its capacity as the registered Holder under the Indenture. The Issuer expects that DTC, upon receipt of any payment in respect of the Global Note, will credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Issuer also expects that payments by the Participants and the Indirect Participants to the beneficial owners of the Global Note will be governed by standing instructions and customary practices and will be the responsibility solely of the Participants or the Indirect Participants. Neither the Issuer, the Guarantor nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Global Note, and the Issuer, the Guarantor and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Note for all purposes.

Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

DTC has advised the Issuer that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Note for Notes in certificated form, and to distribute such Notes to its Participants.

Neither the Issuer, the Guarantor nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising and reviewing the records related to, and payments made on account of, beneficial ownership interests in the Global Note, and any other action taken by any such depositary, participant or indirect participant.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at the option of the Issuer at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Adjusted Treasury Rate plus      basis points,
plus, in each case (i) or (ii), accrued interest thereon to the date of redemption. (Section 1101).

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date fixed for redemption to each holder of the Notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the date fixed for redemption, interest will cease to accrue on the Notes or portions thereof called for redemption. (Section 1105).

RESTRICTIVE COVENANTS

LIMITATION ON LIENS

The Guarantor will not, and will not permit any Subsidiary to, incur any Lien on property or assets owned on or acquired after the date of the Indenture to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Notes (and, if the Guarantor may so determine, any other Debt of the Guarantor or such Subsidiary that is not subordinated in right of payment to the Notes) (x) equally and ratably with such Debt as to such property or assets for as long as such Debt will be so secured or (y) in the event such Debt is subordinated in right of payment to the Notes, prior to such Debt as to such property for as long as such Debt will be so secured. (Section
1008).

The foregoing restrictions will not apply to Liens existing on the date of the Indenture or to: (i) Liens securing only the Notes; (ii) Liens in favor of only one or more of the Guarantor and its Subsidiaries; (iii) any Lien on property of a Person existing immediately prior to the time such Person is merged with or into or consolidated with the Guarantor or any Subsidiary of the Guarantor or otherwise becomes a Subsidiary of the Guarantor (PROVIDED that such Lien is not incurred in anticipation of such transaction and does not extend beyond the property subject thereto, or secure any Debt that is not secured thereby, immediately prior to such transaction); (iv) any Lien on property existing immediately prior to the time of acquisition thereof (PROVIDED that such Lien is not incurred in anticipation of such acquisition and does not extend beyond the property subject thereto, or secure any Debt that is not secured thereby, immediately prior to such acquisition); (v) Liens to secure Debt incurred for the purpose of financing all or any part of the purchase price of, or the cost of construction on or improvement of, the property subject to such Liens, PROVIDED, HOWEVER, that (a) the principal amount of any Debt secured by such a Lien does not exceed 100% of such price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, and (c) such Lien must be created no later than the 270th day after such purchase or the completion of such construction or installation of such improvements; (vi) Liens on property of the Guarantor or any Subsidiary of the Guarantor in favor of the United States of America or any state thereof, or any instrumentality of either, to secure payments to be made pursuant to any contract or statute; (vii) (a) Liens for taxes or assessments or other governmental charges or levies or (b) any statutory Liens of a carrier, warehouseman, mechanic, materialman or other like Liens imposed by law incurred in the ordinary course of business that, in either case (a) or (b), are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which such reserve or other appropriate provision, if any, as may be required in accordance with generally accepted accounting principles has been made; (viii) Liens to secure obligations under workmen's compensation, unemployment insurance or other social security laws or similar legislation; (ix) Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;
(x) any Lien in favor of the Trustee in respect of expenses incurred or services rendered pursuant to the Indenture; (xi) any Lien that may be deemed to arise from a Permitted Receivables Financing; (xii) Liens securing obligations arising under easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Guarantor or any Subsidiary; and (xiii) Liens to secure Debt incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Debt secured by any Lien referred to in the foregoing clauses (iii), (iv) or (v) as long as such Lien does not extend to any other property and the Debt so secured is not increased except for increases in the amount of interest, premiums or fees and associated costs payable in connection with such extensions, renewals, refinancings or refundings. (Section 1008).

In addition to the foregoing, the Guarantor and its Subsidiaries may, without equally and ratably securing the Notes, incur a Lien to secure Debt or enter into a Sale and Leaseback Transaction if, after giving effect thereto, the sum of: (i) the amount of all Debt secured by all Liens incurred on or after the date of the Indenture and otherwise prohibited by the Indenture and (ii) the Attributable Value of Sale and Leaseback Transactions entered into on or after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 15% of Consolidated Net Tangible Assets. (Section 1008).

In the event the Issuer ceases to be a Subsidiary of the Guarantor, the covenants described above will apply not only to the Guarantor but also to the Issuer, as if it became the Guarantor.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

The Guarantor will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction (except for a period not exceeding 36 months) unless (i) the Guarantor or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions described in the third paragraph under "Limitation on Liens" without equally and ratably securing the Notes; (ii) the Guarantor or a Subsidiary of the Guarantor applies, within 180 days after the related Sale Transaction, an amount equal to the Net Available Proceeds of such Sale Transaction to the redemption of Notes or other debt of the Issuer that ranks PARI PASSU with the Notes in right of payment; or (iii) the transaction is solely between the Guarantor and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries for as long as such Subsidiaries are Wholly Owned Subsidiaries. (Section 1009).

In the event the Issuer ceases to be a Subsidiary of the Guarantor, the covenants described above will apply not only to the Guarantor but also to the Issuer, as if it became the Guarantor.

CERTAIN DEFINITIONS

The Indenture will include, among others, the following definitions:

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

"Attributable Value" means, as to any lease under which any Person is at the time liable, other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such term to the date of determination at a rate per annum equal to the discount rate that would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period will be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount will also include the amount of such penalty, but no rent will be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

"Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person that is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation will be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Consolidated Net Tangible Assets" means all assets, less (i) all current liabilities (excluding any indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Guarantor but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower), (ii) the net book value of all licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements, organizational expenses and other like intangibles, (iii) all unamortized Debt discount and expense, and (iv) all proper reserves, including all reserves for depreciation, obsolescence, depletion and amortization of properties, of the Guarantor and its subsidiaries after eliminating inter-company items and including appropriate deductions for any minority interest, as determined on a consolidated basis in accordance with generally accepted accounting principles; PROVIDED, HOWEVER, that no effect will be given to any adjustments on or after the date of the Indenture to the accounting books and records of the Guarantor in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Guarantor by another Person.

"Debt" means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, and (vi) all Guaranties by such Person of every obligation of the type referred to in Clauses
(i) through (v) of another Person.

"Guaranty" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and includes any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed," "Guaranteeing" and "Guarantor" have meanings correlative to the foregoing); PROVIDED, HOWEVER, that a Guaranty by any Person will not include endorsements by such Person for collection or deposit, in either case in the ordinary course of business.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, easement or other security agreement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Net Available Proceeds" from any Sale Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any consideration received in the form of assumption of Debt or other obligations by others or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale Transaction, (ii) all payments made by such Person or its Subsidiaries on any Debt that is secured by a Lien on the property or assets so disposed of in accordance with the terms of such Lien or that must, by the terms of such Lien, or in order to obtain a necessary consent to such Sale Transaction, or by applicable law, be repaid out of the proceeds from such Sale Transaction, and
(iii) all distributions and other payments made to third parties (other than Subsidiaries) in respect of minority or joint venture interests as a result of such Sale Transaction.

"Permitted Receivables Financing" means any program for the transfer without recourse (other than customary limited recourse) by the Guarantor or any of its Subsidiaries to any buyer, purchaser or lender of interests in accounts receivable, so long as (a) such program is intended by the parties thereto to be treated (whether or not such treatment is ultimately disallowed) as an "off balance sheet" transaction and (b) the aggregate outstanding amount of receivables transferred by the Guarantor and its Subsidiaries pursuant to such program shall not exceed $500,000,000 at any one time.

"Quotation Agent" means the Reference Treasury Dealer appointed by the Issuer to serve as Quotation Agent.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., Salomon Brothers Inc, NationsBanc Montgomery Securities LLC and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Issuer shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Issuer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury

Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day (as defined in the Indenture) preceding such redemption date.

"Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or assets of such Person which has been or is being sold, conveyed, transferred or otherwise disposed of by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or assets. The stated maturity of such arrangement will be deemed to be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

"Sale Transaction" means any sale, conveyance, transfer or other disposition of the kind referred to in the first sentence of the definition of "Sale and Leaseback Transaction."

"Subsidiary" of any Person means any corporation, partnership, limited liability company, trust or other entity as to which more than 50% of the voting power of its outstanding capital stock or other ownership interests is owned, directly or indirectly, by such Person, by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person. Unless otherwise indicated, any reference to a Subsidiary means a Subsidiary of the Guarantor.

"Wholly Owned Subsidiary" of any Person means any corporation, partnership, limited liability company, trust or other entity as to which 100% of the voting power of its outstanding capital stock or other ownership interests is owned, directly or indirectly, by such Person, by one or more other Wholly Owned Subsidiaries of such Person or by such Person and one or more other Wholly Owned Subsidiaries of such Person. Unless otherwise indicated, any reference to a Wholly Owned Subsidiary means a Wholly Owned Subsidiary of the Guarantor. (Section 101).

CONSOLIDATION, MERGER AND SALE OF ASSETS

Each of the Guarantor and the Issuer will not merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets (determined on a consolidated basis with respect to the Guarantor or the Issuer, as the case may be, and its Subsidiaries taken as a whole), unless (i) either (x) the Guarantor or the Issuer, as the case may be, is the continuing Person or (y) the continuing Person is a corporation, partnership, trust, limited liability company or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes the Guarantor's or the Issuer's, as the case may be, obligations on the Notes and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, with respect to the Notes shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Guarantor or the Issuer, as the case may be, or any Subsidiary would become subject to a Lien, the incurrence of which would not be permitted under the limitation on Liens described above under "Restrictive Covenants," the Guarantor or the Issuer, as the case may be, takes such steps as are necessary to cause the Notes to be secured equally and ratably with (or prior to) the Debt secured by such Lien as provided in such limitation, and (iv) certain other conditions set forth in the Indenture are met. (Section 801).

EVENTS OF DEFAULT

Each of the following will constitute an Event of Default under the Indenture with respect to Notes: (a) failure by the Issuer to pay principal of or any premium on any Note when due, PROVIDED that failure by the Issuer to make such a payment will not constitute an Event of Default if the Guarantor makes such payment as required when due; (b) failure by the Issuer to pay any interest on any Notes when due, continued for 30 days, PROVIDED that failure by the Issuer to make such a payment will not constitute an Event of Default if the Guarantor makes such payment as required during such 30-day period; (c) failure to perform any other covenant of the Guarantor or the Issuer in the Indenture, continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Notes, as provided in the Indenture; (d) a default or defaults under any note(s) or other evidence(s) of Debt, or any agreement(s) or instrument(s) under which there may be issued or by which there may be secured or evidenced any Debt, of the Guarantor or any Subsidiary having a principal amount outstanding, individually or in the aggregate, of at least $25 million, and whether existing on or created after the date of the Indenture, which default or defaults (i) constitute a failure to pay at least $25 million of the principal of such Debt when due (unless such default is waived or cured within 30 days after the expiration of any applicable grace period) or (ii) have resulted in acceleration of any portion of such Debt having an aggregate principal amount equal to or in excess of $25 million, in each case (i) and
(ii), without the overdue or accelerated portion of such Debt having been discharged, or without such acceleration having been rescinded or annulled, within 30 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes as provided in the Indenture; and (e) certain events in bankruptcy, insolvency or reorganization. (Section 501).

If an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Notes at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes by notice as provided in the Indenture may declare the principal amount of (together with accrued interest on) all the Notes to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Notes at the time Outstanding shall occur, the principal amount of (together with accrued interest on) all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512).

No Holder of a Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request, within 90 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of or any premium or interest on such Note on or after the applicable due date specified in such Note. (Sections 507 and 508).

DEFEASANCE AND COVENANT DEFEASANCE

The Issuer may elect, at its option at any time, to have the provisions of
Section 1202, relating to defeasance and discharge of indebtedness, or Section 1203, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Notes. (Section 1201).

DEFEASANCE AND DISCHARGE

The Indenture will provide that, upon the Issuer's exercise of its option to have Section 1202 applied to the Outstanding Notes, the Issuer and the Guarantor will be discharged from all their obligations with respect to such Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such Notes on the Stated Maturity in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (SectionSection 1202 and 1204).

DEFEASANCE OF CERTAIN COVENANTS

The Indenture will provide that, upon the Issuer's exercise of its option to have Section 1203 applied to the Outstanding Notes, the Issuer and the Guarantor may omit to comply with the restrictive covenants described above under "Restrictive Covenants" and such omission will be deemed not to be an Event of Default with respect to the Notes. The Issuer, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such Notes on the Stated Maturity in accordance with the terms of the Indenture and the Notes. The Issuer will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Issuer exercised this option with respect to the Outstanding Notes and such Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Notes at the Stated Maturity but may not be sufficient to pay amounts due on such Notes upon any acceleration resulting from such Event of Default. In such case, the Issuer and the Guarantor would remain liable for such payments. (SectionSection 1203 and 1204).

MODIFICATION AND WAIVER

Modifications and amendments of the Indenture may be made by the Issuer and the Guarantor with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or interest on, any Note, (c) change the place or currency of payment of principal of, or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) change the obligations of the Guarantor under the Guarantee with respect to any of the obligations of the Issuer that may not be modified or amended without the consent of each Holder as aforesaid. (Section 902).

The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011). The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal or interest. (Section 513).

The Guarantor and the Issuer may amend or supplement the Indenture without notice to or the consent of any Holder, in order, among other things: (1) to cure any ambiguity, defect or inconsistency in the Indenture, PROVIDED that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (2) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (3) to evidence and provide for the acceptance of appointments under the Indenture with respect to the Securities by a successor Trustee; and (4) to make any change that does not materially and adversely affect the interests of the Holders.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement,
dated          , 1998 (the "Underwriting Agreement"), the Issuer has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Issuer the respective principal amount of Notes set forth opposite its name below:

                                                                                                         PRINCIPAL
                                                                                                            AMOUNT
                                                                                                          OF NOTES
                                                                                                    --------------
NAME
--------------------------------------------------------------------------------------------------
J.P. Morgan Securities Inc........................................................................
Salomon Brothers Inc..............................................................................
NationsBanc Montgomery Securities LLC.............................................................
                                                                                                    --------------

Total.............................................................................................  $  150,000,000
                                                                                                    --------------
                                                                                                    --------------

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Company and the Issuer have been advised by the Underwriters that they initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of    % of the principal
amount of the Notes. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of    % of the principal amount of the Notes on sales
to certain other dealers. After the initial public offering of the Notes, the public offering price and such concessions to dealers may be changed by the Underwriters.

The Notes are a new issue of securities with no established trading market. The Company and the Issuer have been advised by the Underwriters that the Underwriters currently intend to make a market for the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

It is expected that in the aggregate up to approximately 20% of the net proceeds of the offering of the Notes will be used to repay loans made to the Issuer by Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., and NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC, under the Issuer's New Credit Facility. See "Use of Proceeds." Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to a participating underwriter or any of its affiliates. Therefore, the offering of the Notes is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules, which establishes certain procedural safeguards in connection with offerings in such circumstances in which NASD member firms intend to participate and where more than 10% of the offering proceeds are to be paid to such member firms or their affiliates.

The Company and the Issuer have agreed, severally and jointly, to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, are engaging and may in the future engage, in commercial banking and investment banking transactions with the Company, the Issuer and their respective affiliates.

                           FORWARD LOOKING STATEMENTS

Certain statements in this Prospectus and in documents incorporated by reference herein contain forward-looking statements that are based on current expectations, estimates and projections and management's beliefs and assumptions. Words such as "believes," "expects," "intends," "plans," "estimates," or variations of such words and similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Neither the Company nor the Issuer undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Such risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, increased investment to support product introductions and enter new markets, currency fluctuations, market acceptance of new products and programs, product transitions by the Company and its competitors, management of inventory levels, production and supply difficulties, intellectual property infringement claims and expenses, the outcome of pending and future litigation or governmental proceedings, changes in a country's or region's political or economic conditions, and other risks described herein and in other filings by the Company with the Commission.

                        VALIDITY OF NOTES AND GUARANTEE

The validity of the Notes and the Guarantee will be passed upon for the Company by Vincent J. Cole, Esq., General Counsel of the Issuer and the Guarantor, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

The consolidated statements of financial position as of December 31, 1996 and 1997 and the consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following are the estimated expenses of the issuance and distribution of the Notes being registered, including fees and expenses incurred by the Company and the Issuer, other than any underwriting compensation.

Registration fee............................................................................  $   44,250
Accounting fees and expenses................................................................  $   40,000
Rating agency fees..........................................................................  $  150,000
Printing and engraving......................................................................  $   50,000
Trustee's fees and expenses.................................................................  $   10,000
Blue Sky fees and expenses (including counsel fees).........................................  $   35,000
Miscellaneous expenses......................................................................  $   15,000
                                                                                              ----------
      Total.................................................................................  $  344,250
                                                                                              ----------
                                                                                              ----------

All of the above expenses of the Offering will be borne by the Issuer.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; PROVIDED that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Article VI of the By-Laws of the Company and the Issuer provide for indemnification by the Company or the Issuer, as the case may be, of its directors and officers to the full extent permitted by the Delaware Law. Pursuant to Section 145 of the Delaware Law, the Company's and the Issuer's present and former directors and officers are insured against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

Pursuant to specific authority granted by Section 102 of the Delaware Law, Article FIFTH of the Company's Third Restated Certificate of Incorporation contains the following provision regarding limitation of liability of directors and officers:

    "(e) No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, PROVIDED that nothing contained in this Third Restated Certificate of Incorporation shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit."

Pursuant to specific authority granted by Section 102 of the Delaware Law, Article SEVENTH of the Issuer's Certificate of Incorporation contains the following provision regarding limitation of liability of directors and officers:

    "No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

Pursuant to an indemnification agreement with certain former stockholders, and under the Third Restated Certificate of Incorporation, the Company has agreed to indemnify the members of the Company's Board of Directors to the fullest extent allowable under applicable Delaware law.

Reference is hereby made to Section 7 of the Underwriting Agreement filed as
Exhibit 1.1 for certain indemnification arrangements.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. (A) EXHIBITS


  NUMBER                                             DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.(3)
       3.1   Third Restated Certificate of Incorporation of Lexmark International Group, Inc. (the "Company").(3)
       3.2   By-Laws of the Company, as amended and restated as of October 26, 1995, and amended by Amendment No. 1 dated as of February 13, 1997.(2)
       3.3   Certificate of Incorporation of Lexmark International, Inc. (the "Issuer"), as amended.(3)
       3.4   By-Laws of the Issuer, as amended and restated as of October 26, 1995, and amended by Amendment No. 1 dated as of February 13, 1997.(3)
       4.1   Form of Indenture among the Company, the Issuer and The Bank of New York, as Trustee.(3)
       4.2   Form of Senior Note due 2008 (included in Exhibit 4.1).(3)
       4.3   Form of Guarantee of Senior Note due 2008 (included in Exhibit 4.1).(3)
         5   Opinion of Vincent J. Cole, Esq. regarding the validity of the securities being registered.(3)
      12.1   Computation of ratio of earnings to fixed charges.(3)
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Vincent J. Cole, Esq. (included in the Opinion of Vincent J. Cole, Esq. filed as
             Exhibit 5).(3)
        24   Powers of Attorney.
        25   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as
             Trustee under the Indenture.(3)


------------------------

(1) Incorporated herein by reference to the Company's Form S-1 Registration Statement, Amendment No. 1 (Registration No. 33-97218) filed with the Commission on October 27, 1995.

(2) Incorporated herein by reference to the Company's Annual Report on Form 10-K (File No. 1-14050) for the Fiscal Year ended December 31, 1996.

(3) Filed previously.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) For purposes of determining any liability under the Act, each filing of the annual report of Lexmark International Group, Inc. pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, the Company registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Kentucky, on May 5, 1998.



                                LEXMARK INTERNATIONAL GROUP, INC.

                                By   /s/ PAUL J. CURLANDER
                                     -----------------------------------------
                                     Name: Paul J. Curlander
                                     Title: Director & Chief Executive Officer




Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the following capacities on May 5, 1998.



          SIGNATURE                        TITLE
------------------------------  ---------------------------
    /s/ PAUL J. CURLANDER       Director & Chief Executive
------------------------------    Officer (Principal
      Paul J. Curlander           Executive Officer)

      /s/ MARVIN L. MANN        Chairman of the Board
------------------------------
        Marvin L. Mann

                                Vice President/Chief
      /s/ GARY E. MORIN           Financial Officer
------------------------------    (Principal Financial
        Gary E. Morin             Officer)

    /s/ DAVID L. GOODNIGHT      Corporate Controller
------------------------------    (Principal Accounting
      David L. Goodnight          Officer)

     /s/ B. CHARLES AMES*       Director
------------------------------
       B. Charles Ames

      /s/ FRANK T. CARY*        Director
------------------------------
        Frank T. Cary

    /s/ WILLIAM R. FIELDS*      Director
------------------------------
      William R. Fields

     /s/ RALPH E. GOMORY*       Director
------------------------------
       Ralph E. Gomory

    /s/ STEPHEN R. HARDIS*      Director
------------------------------
      Stephen R. Hardis

          SIGNATURE                        TITLE
------------------------------  ---------------------------

    /s/ MICHAEL J. MAPLES*      Director
------------------------------
      Michael J. Maples

    /s/ MARTIN D. WALKER*       Director
------------------------------
       Martin D. Walker


*By:     /s/ VINCENT J. COLE
      -------------------------
           Vincent J. Cole
          ATTORNEY-IN-FACT

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, the Issuer registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Kentucky, on May 5, 1998.



                                LEXMARK INTERNATIONAL, INC.

                                By   /s/ PAUL J. CURLANDER
                                     -----------------------------------------
                                     Name: Paul J. Curlander
                                     Title: Director & Chief Executive Officer




Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the following capacities on May 5, 1998.



          SIGNATURE                        TITLE
------------------------------  ---------------------------
    /s/ PAUL J. CURLANDER       Director & Chief Executive
------------------------------    Officer (Principal
      Paul J. Curlander           Executive Officer)

      /s/ MARVIN L. MANN        Chairman of the Board
------------------------------
        Marvin L. Mann

                                Vice President/Chief
      /s/ GARY E. MORIN           Financial Officer
------------------------------    (Principal Financial
        Gary E. Morin             Officer)

    /s/ DAVID L. GOODNIGHT      Corporate Controller
------------------------------    (Principal Accounting
      David L. Goodnight          Officer)

     /s/ B. CHARLES AMES*       Director
------------------------------
       B. Charles Ames

      /s/ FRANK T. CARY*        Director
------------------------------
        Frank T. Cary

    /s/ WILLIAM R. FIELDS*      Director
------------------------------
      William R. Fields

     /s/ RALPH E. GOMORY*       Director
------------------------------
       Ralph E. Gomory

    /s/ STEPHEN R. HARDIS*      Director
------------------------------
      Stephen R. Hardis

          SIGNATURE                        TITLE
------------------------------  ---------------------------

    /s/ MICHAEL J. MAPLES*      Director
------------------------------
      Michael J. Maples

    /s/ MARTIN D. WALKER*       Director
------------------------------
       Martin D. Walker


*By:     /s/ VINCENT J. COLE
      -------------------------
           Vincent J. Cole
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  NUMBER                                          DESCRIPTION OF EXHIBITS                                          PAGE
-----------  -------------------------------------------------------------------------------------------------  -----------
       1.1   Form of Underwriting Agreement.(3)
       3.1   Third Restated Certificate of Incorporation of Lexmark International Group, Inc. (the
             "Company").(1)
       3.2   By-Laws of the Company, as amended and restated as of October 26, 1995, and amended by Amendment
             No. 1 dated as of February 13, 1997.(2)
       3.3   Certificate of Incorporation of Lexmark International, Inc. (the "Issuer"), as amended.(3)
       3.4   By-Laws of the Issuer, as amended and restated as of October 26, 1995, and amended by Amendment
             No. 1 dated as of February 13, 1997.(3)
       4.1   Form of Indenture among the Company, the Issuer and The Bank of New York, as Trustee.(3)
       4.2   Form of Senior Note due 2008 (included in Exhibit 4.1).(3)
       4.3   Form of Guarantee of Senior Note due 2008 (included in Exhibit 4.1).(3)
         5   Opinion of Vincent J. Cole, Esq. regarding the validity of the securities being registered.(3)
      12.1   Computation of ratio of earnings to fixed charges.(3)
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Vincent J. Cole, Esq. (included in the Opinion of Vincent J. Cole, Esq. filed as
             Exhibit 5).(3)
        24   Powers of Attorney.
        25   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York,
             as Trustee under the Indenture.(3)


------------------------

(1) Incorporated herein by reference to the Company's Form S-1 Registration Statement, Amendment No. 1 (Registration No. 33-97218) filed with the Commission on October 27, 1995.

(2) Incorporated herein by reference to the Company's Annual Report on Form 10-K (File No. 1-14050) for the Fiscal Year ended December 31, 1996.

(3) Filed previously.